                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                  (Amendment No 2)*

                              YOUNG BROADCASTING INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                      CLASS A COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    987434107
                     ----------------------------------------
                                  (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 987434107               13G                        Page 2 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        VINCENT J. YOUNG (###-##-####)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                        1,169,405

        6  SHARED VOTING POWER

                        0

        7  SOLE DISPOSITIVE POWER

                        1,020,302


        8  SHARED DISPOSITIVE POWER


                        0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                        1,169,405

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        8.1%

12 TYPE OF REPORTING PERSON*

                        IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP No. 987434107               13G                        Page 3 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ADAM YOUNG (###-##-####)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                        948,668

        6  SHARED VOTING POWER

                        0

        7  SOLE DISPOSITIVE POWER

                        948,668

        8  SHARED DISPOSITIVE POWER

                        0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        948,668

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        6.7%

12 TYPE OF REPORTING PERSON*

                IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!



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  The filing of this statement shall not be construed as an admission that the reporting persons are the beneficial owners of the securities covered by such statement.

  Item 1.       (a)      Name of Issuer:
  -------                ---------------

                         Young Broadcasting Inc.

                (b)      Address of Issuer's Principal Executive
                         ---------------------------------------
                         Offices:
                         -------

                         599 Lexington Avenue
                         New York, New York  10022

  Item 2.       (a)-(c)  Name, Address of Principal Business
  -------                ------------------------------------
                         Office and Citizenship of Person Filing:
                         ---------------------------------------

          This statement is being filed pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 on behalf of the following reporting persons:
  (i) Vincent J. Young and (ii) Adam Young. The principal business office of each such person is c/o Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022. Each such person is a United States Citizen. Attached as Exhibit A hereto is the Joint Filing Agreement, dated as of February 14, 1996, entered into among such persons pursuant to which it was agreed that this statement be filed on behalf of all of such persons.

                (d)  Title of Class of Securities:
                     -----------------------------

                     Class A Common Stock, $.001 Par Value

                (E)  CUSIP Number:
                     ------------

                     987434107

  Item 3.    Not Applicable.
  -------

  Item 4.    Ownership.
  -------    ----------

             See items 5 through 9 and item 11 of the cover pages.

  Item 5.    Ownership of Five Percent or Less of a Class.
  -------    ---------------------------------------------

             Not applicable.
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Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
-------     ---------------------------------------------------------------

       There are other Persons known by the reporting persons to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported in this statement.

Item 7.     Identification and Classification of the Subsidiary
-------     ---------------------------------------------------
            Which Acquired the Security Being Reported on By the
            ----------------------------------------------------
            Parent Holding Company.
            -----------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the
------      ---------------------------------------------------
            Group.
            ------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
-------     -------------------------------

            Not applicable.



Item 10     Certification
-------     -------------

            Not applicable.


                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1997
            as of
       December 31, 1996


                                        /s/ Vincent J. Young
                                        -------------------------
                                        Vincent J. Young


                                        /s/ Adam Young
                                        -------------------------
                                        Adam Young